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Britech Technology Foundation awards Smartlogik and Smashing Concepts Wealth
Management product development grant (9/1/02)


London, 9 January 2002 - Smartlogik Group plc, (LSE: SLK; NASDAQ: SLGK) the knowledge products company, today announced the formation of a new development partnership with Israeli company Smashing Concepts, to produce a wealth management product (Finex).

The partnership will be partly funded by a grant from Britech, the trade organisation that is jointly funded by the British and Israeli governments with the aim of fostering closer co-operation between companies in the two countries to produce world-class products.

Finex is a comprehensive product for financial advisers to automatically store, categorize and retrieve information about the vast number of financial products available in North America and Europe. The new product will help financial institutions improve their service to their target market of high net worth
(HNW) individuals.

Finex will incorporate a unique combination of both companies' knowledge technologies enabling users to locate the most relevant product information, and therefore aid advisors in providing 'best-advice'.

In recent years the number of financial products available, particularly to high net worth individuals, has increased dramatically, and now regularly includes hedge fund, private equity and offshore products. Currently, financial advisers are forced to use huge volumes of paper-based information alongside several unconnected computer systems which detail only a fraction of the entire range available.

Stephen Hill, Chief Executive of Smartlogik Group plc, commented on the partnership:

There have been suggestions in recent weeks that entry into the wealth management arena by major banks, especially targeting the mass affluent , has not been as successful as they would have wished. This product, once developed, will significantly improve their competitive edge by enabling them and their customers to quickly and easily access financial product information, adding real value to the services already provided to High Net Worth (HNW) individuals.

For further information, please contact:

Smartlogik Group plc
Stephen Hill, Chief Executive Officer
020 7930 6900

Elizabeth Brittain, Head of Marketing
020 7925 7646

Hogarth Partnership (for Smartlogik Group plc)
John Olsen/Tom Leatherbarrow
020 7357 9477